SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 27, 2006

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 27, 2006

Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd. 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.greatbasingold.com

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GREAT BASIN SETTLES BURNSTONE RESIDUALS
AND COMPLETES $7.5 MILLION FINANCING

July 27, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) ("Great Basin" or the "Company") announces the completion of two previously disclosed transactions; namely, a settlement agreement for residual amounts owing from the 2002 acquisition agreement on the Burnstone Gold Project and a private placement financing that was announced on April 11, 2006.

Great Basin has now settled all remaining obligations to the vendors of the Burnstone Property under the original Option Agreement dated November 5, 2002. Pursuant to a Settlement Agreement dated May 26, 2006 Great Basin has issued 4,000,000 common shares having a deemed value of US$2.25 per share and 2,000,000 warrants, with each warrant entitling the holder to purchase an additional common share of the Company at a price of US$1.80. The warrants are exercisable for a two year period and are subject to an accelerated expiry if the market price of Great Basin's common shares exceeds US$3.60 for 10 consecutive trading days. The Settlement Agreement, negotiated at arm's length, extinguishes certain additional consideration that Great Basin had to pay the vendors based on the number of gold ounces estimated for the Burnstone Gold Project, and settles a potential claim by the vendors in connection with consideration paid to Great Basin by its Black Economic Empowerment partners.

Great Basin has also completed the private placement of 3,333,334 common shares in its capital for gross proceeds of CDN$7,500,000. The proceeds will be used for development of the Burnstone Gold Project and for general corporate and working capital purposes.

The securities described above are subject to a four month hold period under Canadian securities legislation, expiring November 19, 2006.

Great Basin has two advanced stage gold projects in two of the world's leading gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa . For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.